October 12, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Erin Donahue

100 F Street, N.E.

Washington, DC 20549

Re:	Ozop Energy Solutions, Inc.
Registration Statement on Form S-3
Filed October 1, 2021
File No. 333-259984

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Ozop Energy Solutions, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective on October 14, 2021 at 4:30 p.m. Eastern Daylight Time, or as soon thereafter as practicable.

Very truly yours,

Ozop Energy Solutions, Inc.

/s/ Brian Conway
Brian Conway
Chief Executive Officer